UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated October 22, 2007.

2.

News Release dated October 30, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: October 30, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

October 22, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Updates Cerro Jumil Project

Vancouver, B.C.: Esperanza Silver Corporation is pleased to present the following update of activities at its 100% owned Cerro Jumil gold project in Morelos, Mexico. Results from 9 new reverse circulation drill holes have been received. Highlights include:

•

Drill hole RCHE-47with 88.5 meters (290 feet) containing 2.20 grams Au per tonne (0.064 ounces Au per ton).

•

Drill hole RCHE-48 with 118.5 meters (389 feet) containing 1.47 grams Au per tonne (0.043 ounces Au per ton).

•

Drill hole RCHE-51 with 79.5 meters (261 feet) containing 1.89 grams Au per tonne (0.055 ounces Au per ton).

The new drill holes are located in the Southeast zone. Drill holes RCHE - 43 to 48 show that one of the gold horizons tops out just below the surface. Future drilling down-dip of these holes is planned and could significantly add to the size of the mineral zone. Additional step-out drilling is also planned to examine the northern and eastern extent of the Southeast zone.

Drilling is continuing with two rigs on site. The current program is now planned to keep going until the end of January 2008 at which time an initial resource will be estimated. On-going metallurgical testing to determine the amenability of the ore to heap-leach treatment is being conducted by SGS-Lakefield laboratories and is now well advanced. Results are anticipated during the current quarter.

The Cerro Jumil project, as now conceived, is considered a potential heap-leachable, open pit gold project. Scoping studies can begin upon conclusion of the current drill campaign when the resource estimate and metallurgical testing are completed.1)

The table below provides the most recent drill results:

Cerro Jumil Drill Holes
Hole	From	To	Interval	Grade
	(meters)	(meters)	(meters)	(grams Au/tonne)
RCHE-07-41	136.5	165.0	28.5	0.31
RCHE-07-42	109.5	159.0	49.5	0.62
RCHE-07-42	208.5	225.0	16.5	1.19
RCHE-07-43	36.0	60.0	24.0	0.57
RCHE-07-43	88.5	166.0	67.5	1.37
includes	129.0	142.5	13.5	4.63
RCHE-07-44	19.5	81.0	61.5	0.95
RCHE-07-45	22.5	67.5	45.0	1.09
RCHE-07-45	129.0	156.0	27.0	1.11
RCHE-07-46	19.5	69.0	49.5	1.63
includes	42.0	69.0	27.0	2.27
RCHE-07-46	208.5	238.5	30.0	1.04
RCHE-07-47	34.5	123.0	88.5	2.20
includes	66.0	78.0	12.0	7.03
RCHE-07-48	13.5	132.0	118.5	1.47
RCHE-07-49	Pending
RCHE-07-50	Pending
*RCHE-07-51	87.0	174.0	79.5	1.89
includes	124.5	159.0	33.0	2.80

*Note – Drill intercepts with no recovery (RCHE-07-51) were not included in the calculation of the interval width.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering four major ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

Responsibility for the adequacy or accuracy of this news release

(1) William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of exploration properties, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this document constitute management's current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the Company does not undertake to do so.

Oct 30, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Begins Drilling New Mexican Exploration Properties

Vancouver, B.C:  Esperanza Silver Corporation is pleased to announce that it has closed on the previously announced agreement to option seven gold and silver exploration properties in northern Mexico.  A drill rig has already been mobilized to the Coronado property and drilling is expected to also begin on the Buenavista and San Isidro properties by year end.  Commencement of drilling on the other four properties is planned for 2008.

The properties were optioned from Exploraciones del Altiplano and Compañia Minera Terciario (Altiplano/Terciario), two privately-held and related Mexican companies.

Bill Pincus, President and CEO of Esperanza, commenting on the agreement said, “We are privileged to have established this relationship with Altiplano and Terciario.  These two companies have a long history of successful exploration in Mexico, having dedicated the last 15 years towards building a portfolio of exploration properties in the geological region they know so well.”

He continued, “The properties lie within the highly prospective Sierra Madre and Altiplano regions of Durango and Chihuahua states – home to some of the country's most recent gold and silver discoveries, including Pitarilla and La Platosa. Our new properties increase Esperanza’s Mexican exploration portfolio to ten, in addition to the advanced-stage Cerro Jumil gold project in central Mexico.  We plan to publish a resource estimate for Cerro Jumil early in 2008.”

Under the terms of the option agreement, Esperanza has paid US$30,000 and issued 20,000 common shares for a four-year purchase option of the seven properties. Over the option term, Esperanza will make periodic payments for each property totaling up to US$85,000 and will issue up to 190,000 common shares, depending on whether the property is maintained for the full option period or if it is relinquished earlier. There is also a commitment to drill a minimum of 1,200 meters per property within 12 months of obtaining drill permits for each property.

Any property can be acquired at the end of the option period by payment of US$350,000 and issuance of between 450,000 and 1.2 million common shares dependent on the price of Esperanza shares at the time.  Altiplano/Terciario will retain a 2% net smelter royalty.

About the Properties

Six of the seven properties have defined drill targets and a round of discovery drilling is planned. Based on historical data, field work by Altiplano/Terciario and our own examination, the following is a summary description of the properties (1):

Coronado

•

Coronado consists of a multi-stage igneous stock intruded into limestones.

•

Geologic evidence suggests a porphyry system with a well-defined geochemical bull’s eye with inner copper and outer lead, zinc and silver anomalies.

•

Targets include a 30-40-meter-wide sheeted veinlet zone along the limestone/igneous stock contact, and possible porphyry-copper style mineralization within the stock.

•

Five to six drill holes will be used to test these targets.

Buenavista

•

Buenavista is an historic high-grade vein district.

•

The principal target is bonanza ore bodies beneath old mined areas in the Buenavista vein below the Upper and Lower Volcanic Series contact – a noted horizon for bonanza ore bodies in other Mexican vein districts; it is untested at Buenavista.

•

One existing drill hole (above the contact) intersected a 2.4-meter vein averaging 0.3 g/t gold and 400 g/t silver with a higher grade portion assaying 9 g/t gold.

•

Five to six drill holes are planned in the first round of drilling.

Campana-Tepalcateño

•

Campana is on historic federal-reserve land recently released for exploration, consequently no modern exploration has been carried out.

•

This property covers two historic mining districts in close proximity.

•

It comprises a well-developed, complex vein/fault system with significant geochemical anomalies.

•

Three to four drill holes are planned for the first round of exploration.

•

Tepalcateño is an historic silver-gold vein producer.

•

Three to four drill holes are planned here for the first round of exploration.

San Isidro

•

San Isidro is a well developed vein swarm that has had minor historic production.

•

There has been no modern exploration.

•

The targets are silver/gold/base-metal vein ore bodies

•

Five to seven drill holes are planned for our first round of drilling.

Sabinas

•

Sabinas is a 7 kilometer-long fault system forming one side of the Rodeo Graben – a regional tectonic feature that formed coincident with many major Mexican vein systems.

•

The area was historically mined for mercury, a known indicator for precious metals.

•

There have been three shallow drill holes with results including 1.2 meters averaging 5 g/t gold and 9.5 g/t silver.

•

Plans are for a series of deeper (250- to 350-meter) drill holes to evaluate the possibility of deep bonanza ore bodies in the central area.

Tablado-Savonarola

•

Tablado-Savonarola is a multi-target property.

•

Tablado is an extensive jasperoid zone, with related barite, stibnite and fluorite veinlets, associated with an E-W trending fault zone. It has not been tested to date.

•

Three to four relatively deep (300-meter) drill holes will be needed to evaluate this area.

•

Savonarola is an historic limestone-replacement silver district where a total of 100,000 tons were mined at grades estimated between 500 g/t and 1,000 g/t silver.

•

A target zone at a shale/limestone contact remains unexplored and represents a target for drilling.

Catedrales

•

Catedrales is a strongly-altered rhyolite-flow dome intruded into Upper Series volcanic rocks.

•

Limited outcrops indicate that the contact zone between the intrusion and the volcanic rocks is geochemically anomalous.

•

Additional mapping and sampling are needed in order to determine possible drill targets.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering major ore bodies during their careers. These include Esperanza's San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company's objective is to take properties up to the resource definition stage and then find partners to take them into production.

At September 30, 2007, Esperanza had C$17 million to fund exploration, plus in-the-money warrants due in 2007 totaling approximately C$1 million.

(1) QUALIFIED PERSON: Dr. Paul Bartos, C.P.G., Chief Geologist, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101. He has verified the data disclosed in this news release, including sampling, analytical and test data conducted by Esperanza Silver Corp. Historical data has not been independently verified but is believed to be accurate. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 gram nominal sample weight. Other elements were analyzed by inductively coupled plasma atomic emission spectroscopy.  A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of exploration properties, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this document constitute management's current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the Company does not undertake to do so.

The TSX Venture Exchange does not accept
responsibility for the adequacy or accuracy of this news release.

For further information contact:
William (Bill) Pincus
(303) 830 0988 Tel
(866) 899 5509 Toll Free
(303) 830 9098 Fax
wpincus@esperanzasilver.com

www.esperanzasilver.com